Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 8, 2024

Relating to Preliminary Prospectus Supplement dated January 8, 2024 and

Prospectus dated December 22, 2023

Registration No. 333-276252

Sixth Street Specialty Lending, Inc.

$350,000,000

6.125% Notes due 2029

PRICING TERM SHEET

January 8, 2024

The following sets forth the final terms of the 6.125% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated January 8, 2024, together with the accompanying prospectus dated December 22, 2023, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Sixth Street Specialty Lending, Inc. (the “Issuer”)

Security:	6.125% Notes due 2029

Ratings (Moody’s/S&P/Fitch)*:	Baa3/BBB-/BBB

Aggregate Principal Amount Offered:	$350,000,000

Maturity Date:	March 1, 2029, unless earlier repurchased or redeemed

Trade Date:	January 8, 2024

Price to Public (Issue Price):	The Notes will be issued at a price of 99.036% of their principal amount, plus accrued interest, if any, from January 16, 2024.

Coupon (Interest Rate):	6.125%

Yield to Maturity:	6.345%

Spread to Benchmark Treasury:	T+240 bps

Benchmark Treasury:	3.750% due December 31, 2028

Benchmark Treasury Price and Yield:	99-04 / 3.945%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2024

Optional Redemption:

Prior to February 1, 2029 (the “Par Call Date”), equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest thereon to the redemption date:

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to the date of redemption; and

•   100% of the principal amount of the Notes to be redeemed;

provided, however, that if the Issuer redeems any Notes on or after the Par Call Date, the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the date of redemption.

Change of Control:	Holders have the right to require the Issuer to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a change of control repurchase event.

Settlement Date**:	January 16, 2024 (T+5)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	83012AAC3

ISIN:	US83012AAC36

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

SMBC Nikko Securities America, Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

HSBC Securities (USA) Inc.

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Truist Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Co-Managers:

Keefe, Bruyette & Woods, Inc.

Oppenheimer & Co. Inc.

ICBC Standard Bank Plc

Raymond James & Associates, Inc.

B. Riley Securities, Inc.

Citizens JMP Securities, LLC

Hovde Group, LLC

Ladenburg Thalmann & Co. Inc.

R. Seelaus & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Notes will be made to investors on or about January 16, 2024, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding two business days will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next succeeding two business days should consult their advisors.

***

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Issuer before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about the Issuer and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Issuer and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement including a prospectus and the prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322.